Arbios Systems, Inc.
1050 Winter Street, Suite 1000
Waltham, MA 02451

May 8, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Geoffrey Kruczek

Re:	Arbios Systems, Inc.
Post-Effective Amendment No. 1 on Form SB-2 to
Registration Statement on Form S-1 (SEC File No. 333-143447)

Ladies and Gentlemen:

Arbios Systems, Inc., a Delaware corporation (the “Company”), hereby formally requests that the Company’s acceleration request dated May 7, 2008 be withdrawn.

Please call Daniel T. Kajunski, Esq., of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000 with any comments or questions regarding this matter.

Very truly yours,

ARBIOS SYSTEMS, INC.

/s/ Scott L. Hayashi
Name: Scott L. Hayashi
Title: Chief Financial Officer